UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 30, 2009
Commission File Number: 000-30134
CDC Corporation

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
11/F ING Tower
308 Des Voeux Road
Central Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐Yes     ☒ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.
CDC Corporation (the “Company”) has initiated a lawsuit against a holder of its 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”).
The complaint alleges breach of non-disclosure agreement, breach of the purchase agreement relating to the Notes, breach of the covenant of good faith and fair dealing, breach of fiduciary duty, wrongful disclosure and misuse of trade secrets, tortious interference with business relations, and civil conspiracy.
The complaint also seeks recovery of compensatory damages, punitive damages, interest, attorneys’ fees, litigation expenses and injunctive relief.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC CORPORATION
Date: October 30, 2009	By:	/s/ Peter Yip
		Name:	Peter Yip
		Title:	Chief Executive Officer

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